EXHIBIT 99.1

TeliaSonera Sweden launches digital TV via broadband

STOCKHOLM, Sweden, Jan. 27, 2005 (PRIMEZONE) -- TeliaSonera Sweden is now launching a digital television service for its broadband subscribers. The new service complements TeliaSonera Sweden's Internet and telephony offerings. Sweden's households can now have the same provider for so-called triple play services -- television, Internet and fixed telephony. The new service, Telia Digital TV, can be ordered as of today (January 27, 2005).

The new digital television service is being initially offered in 15 of Sweden's largest cities and towns: Boras, Gavle, Gothenburg, Helsingborg, Jonkoping, Linkoping, Lund, Malmo, Norrkoping, Stockholm, Sundsvall, Umea, Uppsala, Vasteras and Orebro.

``Our digital television service gives our broadband customers added value at the same time as it is a new and attractive business for TeliaSonera Sweden. This new offering strengthens our position as Sweden's leading communications company," says Marie Ehrling, President of TeliaSonera Sweden.

Digital television gives customers better picture and sound quality. Digital broadcasts via broadband also provide possibilities for interactive services. The channels are supplied through the ordinary telephone jack to a broadband modem for digital television. The modem, in turn, is connected to a digital box connected to the television set.

Two packages of channels TeliaSonera Sweden is offering two packages of channels that can be subscribed to individually or as a combined package. Channel Package I consists of 23 channels, including the television channels SVT 1 and 2 from Sveriges Television (SVT), the Swedish public service television company, Kunskapskanalen (Knowledge Channel), Barnkanalen (Children's Channel), TV4, TV4+, TV400, TV Film, Kanal 5 (Channel 5), several Discovery channels, Animal Planet, MTV, VH1, Nickelodeon and Eurosport. Channel Package II includes SVT's channels, TV4 and the movie and sports channels from Canal+.

Rent videos round-the-clock

From the start TeliaSonera Sweden's digital TV subscribers can rent movies through the video-on-demand service. The film providers are SF Anytime and Live Networks, which together offer around 150 movie titles. Customers have access to a rented movie for 20 hours, in the same way as rentals from video stores, and can start, stop, rewind and pause the movie in the same way as you can on a video recorder or DVD player. Customers also get faster text TV and a smart TV guide.

Substantial build-out planned

``Through our digital television initiative we can offer our customers another service that plays a central role in their homes and everyday life. We expect that 70 percent of Sweden's households will be able to order digital TV from us already this year," says Marie Ehrling.

Up to March 13, 2005, customers who order the new digital television service will receive the digital box free of charge and will not have to pay the one-time connection fee and the card fee for the first six months. Channel Package 1 costs SEK 129 per month, while Channel Package 2 costs SEK 229 month.

For more information visit www.telia.se/tv

Forward-Looking Statements

Statements made in the press release relating to future status or circumstances, including future performance and other trend projections are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There can be no assurance that actual results will not differ materially from those expressed or implied by these forward-looking statements due to many factors, many of which are outside the control of TeliaSonera.

For further information journalists can contact: TeliaSonera Sweden's Press Office, phone +46 (0)8 713 5830.

TeliaSonera is the leading telecommunications company in the Nordic and Baltic regions. At the end of December 2003 TeliaSonera had 11,957,000 mobile customers (37,610,000 incl associated companies) and 8,061,000 fixed customers (9,160,000 incl associated companies) and 1,631,000 internet customers (1,691,000 incl associated companies). Outside the home markets TeliaSonera has extensive interests in the growth markets in Russia, Turkey and Eurasia. TeliaSonera is listed on the Stockholm Exchange and the Helsinki Exchanges. Pro forma net sales January-December 2003 amounted to SEK 81.7 billion (EUR 9.01 billion). The number of employees was 26,694.

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